SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                               8 August 2006

                                                            SkyePharma PLC

                                                           Change of Auditor

LONDON, UK, 8 August 2006 - SkyePharma PLC (LSE: SKP;  NASDAQ:SKYE)  announces that following completion of the audit of the Company's financial  statements  for the year ended 31 December  2005 and the  preparation  and filing with the SEC of its 2005 Annual Report on
Form 20-F,  PricewaterhouseCoopers  LLP ("PwC") has given notice of its resignation as auditor.  In its resignation  letter PwC stated
that:  "Pursuant to Section 394 of the Companies Act 1985, we confirm that there are no  circumstances  connected with our resignation which we consider should be brought to the notice of the shareholders or creditors of Skyepharma PLC."

SkyePharma's  Audit  Committee  has  invited  tenders  from  certain  qualified  auditing  firms and the  Company  will make a further announcement  in due course when a new auditor has been  appointed.  It is anticipated  that the new auditor will be  responsible  for reviewing the unaudited  interim  results for the six months ended 30 June 2006,  which are expected to be announced in late September
2006.

PwC has been  SkyePharma's  auditor  for the past ten  years.  PwC's  resignation  coincides  with the lead audit  partner's  required rotation after five years under the Auditing Practices Board's Ethical Standards guidelines.

For further information please contact:

SkyePharma PLC                                                                                   +44 207 491 1777
Peter Laing, Director of Corporate Communications                                                +44 207 491 5124
Sandra Haughton, US Investor Relations                                                            +1 212 753 5780

Buchanan Communications                                                                          +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   August 08, 2006